Exhibit 21.1

Subsidiaries of Registrants

Subsidiaries of Global Cash Access, Inc.:

Name	Jurisdiction of Incorporation or Organization
CashCall Systems Inc.	Canada
CCI Acquisition, LLC	Delaware
QuikPlay, LLC	Delaware
Global Cash Access Finance Corporation	Delaware

Subsidiaries of Global Cash Access Finance Corporation: None

Subsidiaries of CCI Acquisition, LLC:

Name	Jurisdiction of Incorporation or Organization
Central Credit, LLC	Delaware

Subsidiaries of Central Credit, LLC: None